December 18, 2024

James Colquhoun
Chief Executive Officer
Gaia, Inc.
833 West South Boulder Road
Louisville, CO 80027

       Re: Gaia, Inc.
           Registration Statement on Form S-3
           Filed December 12, 2024
           File No. 333-283767
Dear James Colquhoun:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jason M. Hille